SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 fax	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
mborrelli@sidley.com (312) 853-7531	FOUNDED 1866

March 2, 2010

Mr. Kevin Woody
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.W.
Washington, D.C. 20549

Re:	ML Systematic Momentum FuturesAccess LLC
Form 10-K for fiscal year ended December 31, 2008
File No. 000-52505
Filed on March 31, 2009

Dear Mr. Woody:

On behalf of Merrill Lynch Alternative Investments LLC (“MLAI”), the manager of ML Systematic Momentum FuturesAccess LLC (the “Fund”), thank you for your letter of February 4, 2010, providing comments to the above-referenced filing.  MLAI has reviewed your comments and has provided responses below.  For your convenience, MLAI has included your comments below in bold with the Fund’s corresponding responses following each comment.

Exhibit 13.01 – Financial Statements

2.  Investments in Portfolio Funds

1.	We have read your response to prior comment 1. Please revise your filing to include all financial statements required by Rule 3-09 of Regulation S-X.

The Fund will file an amendment to the Form 10-K for 2008, amending Exhibit 13.01 to include the audited annual financial statements of the Portfolio Funds which as of December 31, 2008 were significant subsidiaries pursuant to Rule 3-09 of Regulation S-X.

*  *  *

If you have any questions, or require additional information in respect of any of the foregoing responses, please do not hesitate to contact the undersigned at (312) 853-7531.

Sincerely yours,

Mark Borrelli

cc:           Justin Ferri/MLAI